January 19, 2018

Via EDGAR and Overnight Delivery

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3720

Attention:   Ada Sarmento

                   Suzanne Hayes

Re:	Arcus Biosciences, Inc.
Draft Registration Statement on Form S-1
Submitted December 15, 2017
CIK No. 0001724521

Ladies and Gentlemen:

On behalf of Arcus Biosciences, Inc. (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated January 12, 2018 relating to the Company’s Draft Registration Statement on Form S-1 submitted December 15, 2017 (the “Draft Registration Statement”).

On behalf of the Company, we are also electronically transmitting for confidential submission an amended version of the Draft Registration Statement (“Draft Registration Statement Amendment No. 1”), and for the convenience of the Staff, we are providing to the Staff by overnight delivery four copies of this letter and marked copies of the Draft Registration Statement.

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response. Except as otherwise specifically indicated, page references herein correspond to the pages of Draft Registration Statement Amendment No. 1.

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January 19, 2018

Draft Registration Statement on Form S-1

Company Overview, page 1

1.	We note your statements throughout your filing that you believe your product candidates will be best-in-class, first-in-class, or have the potential to be first-in-class. These statements imply an expectation of regulatory approval. These statements are inappropriate given the early stage of development and lack of clinical trial data. Please remove these statements from the descriptions of your product candidates.

RESPONSE TO COMMENT 1: The Company respectfully advises the Staff that it believes its small-molecule product candidates have the potential to be best-in-class and/or first-in-class based on the in vivo and in vitro data generated to date and the overall profile of the molecule. Designing small molecules with either best-in-class or first-in-class properties is a key element of the Company’s strategy. The Company has revised its disclosure throughout the Draft Registration Statement Amendment No. 1, in some cases to delete these references and in other cases, to make clear that developing potential best-in-class and/or first-in-class product candidates is a key part of the Company’s strategy. Where the Company refers to a product candidate potentially being best-in-class or first-in-class, the Company has added qualifying language regarding regulatory approval.

Our Product Portfolio, page 2

2.	Please revise your product pipeline table here and in the Business section to remove programs that are in the discovery phase. Because you have not identified a product candidate for these programs, it is premature to include them in a product pipeline table. Please also include in the table columns for Phases 2 and 3 and the indications intended to be pursued for each product candidate.

RESPONSE TO COMMENT 2: The Company has revised its product pipeline table in response to the Staff’s comment to remove programs for which there have been no product candidates nominated. The Company respectfully advises the Staff that given its early stage of development, the Company is still exploring the indications it may pursue at this time and, as such, it has not added a column to identify such indications.

3.	Please explain the meaning of the term “backbone therapies.”

RESPONSE TO COMMENT 3: The Company has revised its disclosure on pages 1 and 85.

Our Internal Discovery Capability and Team, page 5

4.	Please remove the information about Bristol-Meyers’ acquisition of Flexus Biosciences, Inc. as it is not relevant to this offering. Please also remove the information from page 40.

RESPONSE TO COMMENT 4: In response to the Staff’s comment, the Company has revised its disclosure to remove the dollar amount associated with Bristol-Meyers’ acquisition of Flexus Biosciences (the “Flexus Acquisition”). The Company respectfully advises the Staff that it believes its disclosure of the Flexus Acquisition is relevant to this offering for the following

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January 19, 2018

reasons: (i) several members of the Company’s senior management team (including the Company’s CEO, President and Vice President, Drug Discovery) were in almost identical roles at Flexus, (ii) the Company is pursuing an almost identical approach and strategy to Flexus’s which is the discovery of potentially best-in-class small molecule immuno-oncology drugs using its internal drug discovery capability, and (iii) Bristol Myers is considered a leader in the immuno-oncology field, so its acquisition of Flexus demonstrates that Flexus was generating potentially very high quality immuno-oncology product candidates. The Flexus Acquisition also indicates that the Company’s approach to rapidly creating immuno-oncology product candidates is potentially valuable to a large pharmaceutical company based on the development and promise of such product candidates.

Implications of Being an Emerging Growth Company, page 7

5.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

RESPONSE TO COMMENT 5: The Company notes the Staff’s comment and is supplementally providing the Staff with the written communications presented to potential investors in reliance on Section 5(d) of the Securities Act and will supplementally provide to the Staff any further such written communications.

Use of Proceeds, page 64

6.	We note your disclosure that the expected net proceeds of the offering will not be sufficient to fund any of your product candidates through regulatory approval, and you will need to raise substantial additional capital to complete the development and commercialization of your product candidates. Please clarify the expected stage of development you expect to achieve with your current assets and the proceeds from this offering. Additionally, on page 72 you state the your existing cash, cash equivalents and short term investments will be sufficient to fund your planned operations for at least the next twelve months. Please clarify if this statement assumes receipt of proceeds from this offering.

RESPONSE TO COMMENT 6: The Company has revised its disclosure on pages 14, 66 and 75.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Components of Operating Results

Research and Development Expenses, page 72

7.	Revise the disclosure to disaggregate research and development expenses by nature or type of expense and by product candidate or revise the disclosure to indicate why disaggregated information is not disclosed.

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January 19, 2018

RESPONSE TO COMMENT 7: The Company respectfully acknowledges the Staff’s comment and submits that the Company does not allocate expenses by product candidate or internally report total research and development expense (“R&D expense”) by product candidate in its monthly financial statement close process. The Company’s R&D expense relates to all of its research and development programs, including product candidates that have advanced into clinical development, and the Company does not have in place a mechanism for allocating certain expenses, such as payroll and personnel expenses, stock-based compensation, consulting costs, outside research, and corporate overhead, by product candidate. For example, several of the Company’s departments support multiple research and development programs, and the Company does not identify or allocate internal costs for each program. While a limited amount of expenses, such as third-party clinical trial expense, may be more easily identified as being associated with specific product candidates, this is currently a small percentage of the Company’s overall R&D spend and would not meaningfully reflect total R&D spend by product candidate. Therefore, the Company does not disaggregate its total research and development expenses by program or product candidate. The Company has revised its disclosure on page 74 to explain why disaggregated information is not disclosed.

Critical Accounting Policies, Significant Judgments and Use of Estimates

Stock-Based Compensation Expense, page 76

8.	Please disclose your equity issuances and related common stock valuations during the period presented. Once you have an estimated offering price or range, please explain to us how you determined the fair value of the common stock underlying your equity issuances and the reasons for any differences between the recent valuations of your common stock leading up to the IPO and the estimated offering price. This information will help facilitate our review of your accounting for equity issuances including stock compensation and beneficial conversion features.

RESPONSE TO COMMENT 8: The Company respectfully acknowledges the Staff’s comment and confirms that it will provide a letter including the requested equity issuances and an analysis explaining the reasons for the differences between recent valuations of its common stock leading up to the Company’s initial public offering and the estimated offering price once the Company has an estimated offering price range.

Business

The ATP-Adenosine Pathway and Its Relevance in Cancer, page 91

9.	We note your disclosure that several studies and public databases have shown that CD73 is overexpressed in multiple tumor types and that high CD73 expression is correlated with a poor prognosis in many types of cancer. Please identify the studies and public databases that you reference in this section.

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January 19, 2018

RESPONSE TO COMMENT 9: The Company has revised its disclosure on page 96.

Our Product Candidates Targeting the ATP-Adenosine Pathway, page 93

10.	We note your disclosure that there is a significant and growing amount of scientific literature supporting the critical role of the ATP-adenosine pathway in cancer. Please identify the scientific literature that you reference.

RESPONSE TO COMMENT 10: The Company has revised its disclosure on page 96.

In Vitro and In Vivo Data Supporting the Selection of AB928 as our Development Candidate, page 95

11.	We note your disclosure that animal models in several academic labs have demonstrated the synergy between A2R antagonists and ICD-inducing chemotherapies. Please identify the academic labs in this section.

RESPONSE TO COMMENT 11: The Company has revised its disclosure on page 101 to remove the reference to several academic labs.

WuXi Biologics (Cayman) Inc. License Agreement, page 110

12.	We note your disclosure that this agreement terminates, on a licensed product-by-licensed product and country-by-country basis, on expiration of the royalty term for such licensed product for the applicable country. Please revise your description of this agreement to clarify when the royalty term ends or how the royalty term is determined. Revise your disclosure to narrow the royalty range to no more than ten percentage points. If the agreement includes a tiered royalty structure you may disclose separate ranges for each tier or an aggregated tier with the number of tiers. On other sections of your registration statement you indicate that Wuxi is your exclusive provider of CMC development services for your biologic product candidates for three years from the date of the license agreement, subject to certain exceptions. Please define what CMC stands for the first time it is used.

RESPONSE TO COMMENT 12: The Company has revised its disclosure on page 115 to describe when the royalty term ends. The Company has further revised its disclosure to define CMC on pages 21 and 112. The Company respectfully advises the Staff that its disclosure on page 115 states the royalty payments range from “high single-digits to low double-digits” which the Company believes indicates a royalty range of no more than ten percentage points.

Taiho Pharmaceutical Co., Ltd. Option and License Agreement, page 111

13.	We note your disclosure that this agreement will remain in effect until (i) expiration of the last option exercise period if Taiho has not exercised any of its options or (ii) if Taiho has exercised any of its options, expiry of all royalty terms for the licensed products. Please revise your description of this agreement to clarify how the royalty term will be determined. Additionally, provide a royalty range that does not exceed ten percentage points.

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RESPONSE TO COMMENT 13: In response to the Staff’s comment, the Company has revised its disclosure on page 115 to disclose how the royalty term will be determined. The Company respectfully advises the Staff that it has revised its disclosure on page 115 to include a royalty range that does not exceed ten percentage points.

Intellectual Property, page 113

14.	Please specify the jurisdictions covered by the PCT and foreign patent applications, whether owned or in-licensed.

RESPONSE TO COMMENT 14: The Company has revised its disclosure on pages 117 and 118 in response to the Staff’s comment. The Company respectfully submits that a PCT patent application is an international patent application that allows an applicant to simultaneously file in more than 150 contracting states via a single patent application. The PCT application can be converted into a “national phase” application in any such contracting state, at which point substantive examination will be performed by the patent office in the jurisdiction (i.e. country or region) in which the national phase application has been filed.

Principal Stockholders, page 153

15.	Please revise your disclosure to identify the natural person or persons who have voting and investment control of the shares held by GV 2016, L.P. and GV 2017, L.P.

RESPONSE TO COMMENT 15: The Company respectfully advises the Staff that Alphabet Inc., the ultimate parent of GV 2016, L.P. and GV 2017, L.P. (together, “GV”), is a widely-held public corporation and no one individual holds discretion over the shares. The Company and GV do not believe that it is appropriate for GV to list a natural person in the footnotes to the beneficial ownership table.

Notes to the Financial Statements

Note 5: Equity Investment, page F-15

16.	Please provide us with an analysis supporting your determination that you are not the primary beneficiary of PACT Pharma.

RESPONSE TO COMMENT 16: The Company respectfully submits as further background that PACT Pharma, Inc. (“PACT”) was incorporated in September 2016 to focus on adoptive cell therapy. Specifically, PACT was founded to develop personalized treatments for cancer that target cancer neo-antigens, based on discoveries made through years of work at the California Institute of Technology (Caltech). The decision to create a company based on this technology was made by PACT’s scientific co-founders (Dr. Jim Heath and Dr. David Baltimore at Caltech, and Dr. Antoni Ribas at UCLA). The scientific co-founders of PACT reached out to Dr. Terry Rosen and Dr. Juan Jaen, Chief Executive Officer and President of Arcus Biosciences, respectively, for advice on how to start a company around the PACT technology given Dr. Rosen and Dr. Jaen’s experience in establishing and fund-raising for biotechnology companies. Based on this experience, the scientific co-founders of PACT invited Drs. Rosen and Jaen to join the PACT Board of Directors. Also at that time, in September 2016, the Company agreed to purchase approximately 3.6 million shares of common stock of PACT for $400. Based on the terms of the agreement with Dr. Rosen and Dr. Jaen, a two-year limit was placed on their roles as Chief Executive Officer and President, respectively, of PACT. In preparation for approaching the end of their service term, Dr. Rosen and Dr. Jaen resigned from their officer positions with PACT in December 2017. Earlier in 2017, PACT had initiated a search for a full-time CEO. As the CEO placement had not yet been completed, Blake Byers was named Interim President.

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Dr. Rosen’s and Dr. Jaen’s primary role at PACT had been to facilitate the establishment of the necessary general and administrative infrastructure to support an emerging biotechnology company and to assist with the Series A funding, which closed in December 2016. As part of this financing, the Company purchased 1.0 million shares of Series A preferred stock of PACT for $1.0 million, which represented approximately 3% of the then outstanding shares. Subsequent to this investment, the Company owned a total of approximately 12% of the total equity of PACT on an as-if converted basis. The Company is a passive financial investor in PACT and there has been very limited operational interaction between the two companies as the Company is focused on the discovery and development of small and large molecule immuno-oncology drugs while PACT is focused on the creation of personalized cellular therapies based on neo-antigens.

In 2016, the Company evaluated whether it was the primary beneficiary of PACT. This assessment included whether the Company had the power and benefits as described in ASC 810-10-25-38A:

“A reporting entity with a variable interest in a VIE shall assess whether the reporting entity has a controlling financial interest in the VIE and, thus, is the VIE’s primary beneficiary. This shall include an assessment of the characteristics of the reporting entity’s variable interest(s) and other involvements (including involvement of related parties and de facto agents), if any, in the VIE, as well as the involvement of other variable interest holders. Paragraph 810-10-25-43 provides guidance on related parties and de facto agents. Additionally, the assessment shall consider the VIE’s purpose and design, including the risks that the VIE was designed to create and pass through to its variable interest holders. A reporting entity shall be deemed to have a controlling financial interest in a VIE if it has both of the following characteristics:

a. The power to direct the activities of a VIE that most significantly impact the VIE’s economic performance

b. The obligation to absorb losses of the VIE that could potentially be significant to the VIE or the right to receive benefits from the VIE that could potentially be significant to the VIE. The quantitative approach described in the definitions of the terms expected losses, expected residual returns, and expected variability is not required and shall not be the sole determinant as to whether a reporting entity has these obligations or rights.

Only one reporting entity, if any, is expected to be identified as the primary beneficiary of a VIE. Although more than one reporting entity could have the characteristic in (b) of this paragraph, only one reporting entity if any, will have the power to direct the activities of a VIE that most significantly impact the VIE’s economic performance.”

To assess whether the Company had a controlling financial interest, it first determined what activities of PACT in 2016 most significantly impacted PACT’s economic performance. The activities that were determined to most significantly impact PACT’s economic performance included:

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•	Incorporation of PACT in September 2016.

•	Execution of a technology license with Caltech, a core component of PACT’s intellectual property and future research and development plans.

•	Finalization of PACT’s initial research and development plan.

•	Establishment of PACT’s research and development team, with recruiting efforts in 2016 that led to key hires in early 2017, including PACT’s SVP of Research and Product Development who has since been promoted to Chief Scientific Officer.

•	Completion of a Series A convertible preferred stock financing which raised gross cash proceeds of $30 million.

For an early stage biotechnology company like PACT, the R&D activities (the second to fourth activities listed above) and the capital raising activities are the most significant activities that drive PACT’s economic performance. The importance of the R&D activities was further underscored by PACT’s 2017 corporate goals, all of which were milestones in the research and development of PACT’s neo-antigen cell-based therapy. Further, the Series A convertible preferred stock financing was driven by the technology and the scientific founders’ vision of creating, developing and commercializing cell-based therapies for the cure of cancer. PACT’s future ability to raise additional funding is expected to significantly depend on further scientific development and progress against the milestones outlined in PACT’s R&D plan.

Having concluded that the most significant activities driving PACT’s economic performance are the R&D activities, the Company assessed whether it had the power to direct such activities.

ASC 810-10-25-38F states: “Although a reporting entity may be significantly involved with the design of a VIE, that involvement does not, in isolation, establish that reporting entity as the entity with the power to direct the activities that most significantly impact the economic performance of the VIE.”

ASC 810-10-25-38D states:

“If a reporting entity determines that power is, in fact, shared among multiple unrelated parties such that no one party has the power to direct the activities of a VIE that most significantly impact the VIE’s economic performance, then no party is the primary beneficiary. Power is shared if two or more unrelated parties together have the power to direct the activities of a VIE that most significantly impact the VIE’s economic performance and if decisions about those activities require the consent of each of the parties sharing power. If a reporting entity concludes that power is not shared but the activities that most significantly impact the VIE’s economic performance are directed by multiple unrelated parties and the nature of the activities that each party is directing is the same, then the party, if any, with the power over the majority of those activities shall be considered to have the characteristic in paragraph 810-10-25-38A”

We respectfully advise the Staff that most of the R&D operational decisions at PACT have been made by its scientific co-founders, its R&D team and its Board of Directors. Drs. Rosen and Jaen are chemists by training and have spent most of their careers focused on small-molecule drug discovery, which is a very different field than PACT’s focus on personalized cellular therapies. In contrast, PACT’s Chief Scientific Officer has spent most of his career, particularly at Bavarian Nordic A/S and Globeimmune, Inc., on the discovery and development of cancer vaccines,

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which is a much more relevant field to PACT. His knowledge and experience has been integral to driving the R&D strategy for PACT. As such, since PACT’s founding, PACT’s scientific co-founders, CSO and R&D team have made the key decisions for the advancement of the PACT technology and the day-to-day operations. As an example, during 2016 and early 2017, much of the initial lab work was being conducted at an external research facility in Pasadena (at Caltech) under the direction of one of the scientific co-founders, Dr. Jim Heath. Since its formation in 2016, the day-to-day execution against the R&D milestones that are the key drivers of the economic performance of PACT is handled exclusively by the R&D team under the guidance of PACT’s scientific co-founders.

Annual operating decisions including approvals of corporate goals and budgets are made by PACT’s Board of Directors, with a majority vote required for such decisions to be approved. The PACT Board of Directors consists of 5 members. While Dr. Rosen and Dr. Jaen sit on the Board of Directors and were formerly officers of PACT, on an interim basis, their focus has been mainly on the non-R&D activities and acting as general advisors, leaving key R&D decisions to others on the board and the R&D team. Collectively Drs. Rosen and Jaen only have 40% of the board votes so could not unilaterally make decisions for PACT that would unfairly or disproportionately benefit the Company.

In considering the above, the Company concluded that it by itself does not have the power to direct the activities that have the most significant impact on PACT’s economic performance. This conclusion has been reached based on the fact that all Board decisions, which include matters such as: (a) approval of the R&D plan, which is a fundamental driver of PACT; and (b) the closing of a round of financing, require a majority Board vote. While the Company, through Dr. Rosen and Dr. Jaen, could vote in concert, there is nothing that legally requires them to do so. Furthermore, the board seats held by Drs. Rosen and Jaen are held by them as individuals, and therefore if they were to ever leave the Company they would not lose their PACT Board seats (i.e. the seats are not controlled by the Company under any agreement with the Company including the terms of the Company’s investment in PACT).

The Company also notes that the primary beneficiary assessment is a two-pronged assessment, but that given it has concluded that it does not have the power to make decisions that most significantly impact the economic performance of PACT it is not necessary to perform the second assessment (obligation to absorb losses).

The Company respectfully advises the Staff that based on the above consideration, the Company does not believe it is the primary beneficiary of PACT. The Company also reconsidered this assessment as of December 31, 2016 and December 31, 2017, and noted no other circumstances that would change this assessment. As discussed previously, due to the growth of PACT during 2017 and its need for a dedicated senior management team with experience in cellular therapy, Dr. Rosen and Dr. Jaen resigned from their roles as Chief Executive Officer and President of PACT in December 2017.

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General

17.	Please provide us proofs of all graphics, visual, or photographic information you will provide in the printed prospectus prior to its use, for example in a preliminary prospectus. Please note that we may have comments regarding this material.

RESPONSE TO COMMENT 17: The Company acknowledges the Staff’s comment and will provide proofs of all graphics, visuals, or photographic information that the Company intends to provide prior to their use.

18.	Please revise your disclosure to explain what you mean by the terms “clinically meaningful” and “durable responses.”

RESPONSE TO COMMENT 18: The Company has revised its disclosure on page 93 to define “clinically meaningful” and has removed reference to “durable responses.”

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Please contact the undersigned at (650) 463-5381 or hmayon@gunder.com if you have any questions with respect to this response or Draft Registration Statement Amendment No. 1.

Very truly yours,

/s/ Heidi E. Mayon

Heidi E. Mayon, Esq.

Enclosures